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[redacted]

08027698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERRIMAN CURHAN FORD & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 9th Floor
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Hiestand (415) 248-5640
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

560 Mission Street, Suite 1600 (Address) San Francisco (City) California (State) 94105 (Zip Code)

PROCESSED
MAR 24 2008 E
THOMSON FINANCIAL

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AD
3/21

OATH OR AFFIRMATION

I, John Hiestand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merriman Curhan Ford & Co., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Margaret M. Bruno
Notary Public
(See attached acknowledgment)

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)
Year Ended December 31, 2007
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 2/26/08 (Date) before me, MARGARET M. BRUNO (Here Insert Name and Title of the Officer),

personally appeared John Hiestand (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Margaret M. Bruno (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report: Facing Page/Oath

Document Date: February 26, 2008 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Financial Statements and
Supplemental Information

Year Ended December 31, 2007

Contents

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Merriman Curhan Ford & Co.

We have audited the accompanying statement of financial condition of Merriman Curhan Ford & Co. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merriman Curhan Ford & Co. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

San Francisco, California
February 20, 2008

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 31,385,648
Securities owned:	
Marketable, at fair value	14,115,022
Not readily marketable, at estimated fair value	2,275,668
Restricted cash	359,423
Due from clearing broker	830,043
Accounts receivable	2,940,958
Equipment and fixtures, net	532,096
Receivable from affiliated companies	3,943,216
Prepaid expenses and other assets	1,214,947
Total assets	$ 57,597,021
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 527,049
Commissions and bonus payable	17,122,683
Accrued expenses	3,124,894
Due to clearing and other brokers	6,865
Securities sold, not yet purchased	3,804,558
Capital lease obligations	380,205
Payable to affiliated companies	271,541
Total liabilities	25,237,795
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	15,542,477
Retained earnings	16,781,749
Total stockholder's equity	32,359,226
Total liabilities and stockholder's equity	$ 57,597,021

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Statement of Income

Year Ended December 31, 2007

Revenue:	
Commissions	$ 31,681,563
Principal transactions	20,116,392
Investment banking	30,138,783
Other	1,152,747
Total revenue	83,089,485
Operating expenses:	
Compensation and benefits	52,663,426
Brokerage and clearing fees	2,635,328
Professional services	1,513,024
Occupancy and equipment	1,630,217
Communications and technology	3,381,384
Depreciation and amortization	521,516
Travel and entertainment	2,439,739
Other	2,874,645
Total operating expenses	67,659,279
Operating income	15,430,206
Interest income	438,503
Interest expense	(48,246)
Income before income taxes	15,820,463
Income tax expense	(2,462,165)
Net income	$ 13,358,298

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, December 31, 2006	45,919	$ 35,000	$ 13,016,352	$ 3,423,451	$ 16,474,803
Capital contribution from affiliate	–	–	2,526,125	–	2,526,125
Net income	–	–	–	13,358,298	13,358,298
Balances, December 31, 2007	45,919	$ 35,000	$ 15,542,477	$ 16,781,749	$ 32,359,226

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 13,358,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	521,516
Unrealized gain on securities owned	(6,763,635)
Common stock received for services	(400,875)
Loss on disposal of equipment and fixtures	4,770
Stock-based compensation	2,526,125
Provision for uncollectible accounts receivable	368,272
Changes in operating assets and liabilities:	
Decrease in securities owned	1,654,131
Increase in restricted cash	(4,996)
Increase in due from clearing broker	(288,803)
Increase in accounts receivable	(605,114)
Increase in receivable from affiliate	(1,556,985)
Increase in prepaid expenses and other assets	(351,016)
Decrease in accounts payable	(531,837)
Increase in commissions and bonus payable	9,430,247
Increase in accrued expenses	1,058,380
Decrease in due to clearing and other brokers	(4,249)
Net cash provided by operating activities	18,414,229
Investing activities	
Purchase of equipment and fixtures	(130,793)
Net cash used in investing activities	(130,793)
Financing activities	
Payments on capital lease obligations	(397,309)
Net cash used in financing activities	(397,309)
Net increase in cash and cash equivalents	17,886,127
Cash and cash equivalents, beginning of year	13,499,521
Cash and cash equivalents, end of year	$ 31,385,648
Supplementary disclosure of cash flow information	
Cash paid during the year:	
Interest	$ 48,246
Income taxes	$ –

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Notes to Financial Statements

December 31, 2007

1. Description of Business

Merriman Curhan Ford & Co. (the Company) is an investment bank and securities broker-dealer focused on fast growing companies and institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of MCF Corporation (NASDAQ:MERR). The Company's corporate office is located in San Francisco, California.

In December 2001, MCF Corporation acquired InstreamSecurities, Inc., and changed the name of the entity to RTX Securities Corporation. In 2003, RTX Securities Corporation changed its name to Merriman Curhan Ford & Co.

2. Summary of Significant Accounting Policies

Basis and Presentation

The accompanying financial statements are presented using accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP basis financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

Restricted Cash

Restricted cash includes cash deposited with the clearing broker and cash collateral for a stand-by letter of credit with a commercial bank.

2. Summary of Significant Accounting Policies (continued)

Securities Owned

"Securities owned" and "Securities sold, but not yet purchased" in the statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the results of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates. The fair value of these securities is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. Securities that contain resale restrictions are stated at a discount to the value of readily marketable securities. Stock warrants are carried at a discount to fair value as determined by using the Black-Scholes option pricing model due to illiquidity.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectibility of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance, and general economic conditions that may affect a client's ability to pay.

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

2. Summary of Significant Accounting Policies (continued)

Commission and Principal Transactions Revenue

Commissions revenue includes revenue resulting from executing stock exchange-listed securities, over-the counter securities, and other transactions as agent for the Company's clients. Principal transactions consist of a portion of dealer spreads attributed to the Company's securities trading activities as principal in Nasdaq-listed and other securities, and include transactions derived from activities as a market-maker. Additionally, principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commissions revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Principal transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Investment Banking Revenue

Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of the shares or debt from the issuer, and (iii) the Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

2. Summary of Significant Accounting Policies (continued)

Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized or the Company determines that it is more likely than not that the securities offerings will not ultimately be completed. Underwriting revenue is presented net of related expenses. As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and, therefore, reduce the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Merger and acquisition fees and other advisory service revenue are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as expenses as incurred.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by MCF Corporation, the Company's parent. Federal and state income taxes are calculated as if the Company filed a return on a separate basis. The amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The net current and deferred tax asset or liability is settled through the intercompany account with MCF Corporation.

Concentrations

Substantially all of the Company's cash and cash equivalents are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2007, the Company owned 1,743,900 shares of Points International in its proprietary trading account with a fair market value of $7,264,000. The stock price of Points International is volatile and has declined since December 31, 2007.

During 2007, no sales professional and customer accounted for more than 10% of total revenue.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, securities owned, cash deposited at clearing organizations, accounts receivable, accounts payable, commissions and bonus payable, accrued liabilities and securities sold, not yet purchased, approximate their fair values.

Newly Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. On February 6, 2008, the FASB deferred the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not adopt SFAS No. 159 on any individual instrument as of January 1, 2008.

2. Summary of Significant Accounting Policies (continued)

In May 2007, the FASB issued FSP FASB Interpretation No. (FIN) 46R-7, *Application of FASB Interpretation No. 46(R) to Investment Companies*. FSP FIN 46R-7 amends the scope of the exception to FIN 46R to state that investments accounted for at fair value in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants' (AICPA) Audit and Accounting Guide, Investment Companies, are not subject to consolidation under FIN 46R. This Interpretation is effective for fiscal years beginning on or after December 15, 2007. The Company does not expect the adoption of FSP FIN 46R-7 will have a material impact on its financial statements.

3. Securities Owned

The Company trades equity and debt securities for clients in a broker or dealer capacity. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. As of December 31, 2007, the fair value of marketable equity securities owned by the Company was approximately $14,115,000.

Securities owned that are not readily marketable consisted of notes receivable, convertible notes receivable, unregistered common stock, and stock warrants. As of December 31, 2007, the discounted fair value of the securities owned that are not readily marketable was approximately $2,276,000 based on management estimates.

4. Equipment and Fixtures

Equipment and fixtures consisted of the following:

	December 31, 2007
Computer equipment	$ 758,597
Furniture and equipment	865,665
Software	164,690
Leasehold improvements	500,872
	2,289,824
Less accumulated depreciation	(1,757,728)
	$ 532,096

5. Restricted Cash

Restricted cash as of December 31, 2007 included cash and cash equivalents on deposit with the Company's clearing organization. The Company clears all of its brokerage transactions through another broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary.

6. Employee Benefit Plans and Stock-Based Compensation

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none were made during 2007.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated shares of the Parent's stock-based compensation expense. The Parent's stock based compensation expense was $2,824,000 for the year ended December 31, 2007, of which the Company's allocated cost was $2,526,000.

7. Related-Party Transactions

From time to time, officers and employees of the Company may invest in private placements, which the Company arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

8. Income Taxes

The Company is included in consolidated federal and state tax returns filed by MCF Corporation. The Company is utilizing the allowable net operating loss carryforward from MCF Corporation to reduce its current income tax expense. The income tax expense recorded by the Company is based on its contribution to the earnings of the consolidated group. The Company recognized $1,858,000 and $605,000 for federal and state income tax expenses, respectively, in 2007.

8. Income Taxes (continued)

The Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109* on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no adjustment in the liability for unrecognized income tax benefits and no corresponding change in retained earnings. The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. Management does not believe it is reasonably possible that the Company's unrecognized tax benefits will significantly change within the next 12 months. There were no unrecognized tax benefits as of December 31, 2007. The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The tax years 2002-2006 remain open in several jurisdictions, none of which have individual significance.

9. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2007, the Company had regulatory net capital, as defined, of $17,848,000, which exceeded the amount required by $16,419,000. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial Instruments

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2007, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives, that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2007. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

11. Commitments and Contingencies

The following is a table summarizing significant commitments as of December 31, 2007, consisting of future minimum lease payments under all non-cancelable capital and operating leases with initial or remaining terms in excess of one year.

	Capital Leases	Operating Lease
2008	$ 289,023	$ 2,390,175
2009	114,075	2,266,124
2010	–	1,832,384
2011	–	1,726,311
2012	–	1,056,000
Thereafter	–	572,000
Total commitments	$ 403,098	$ 9,842,994

The Company leases its San Francisco corporate office under a noncancelable operating lease which expires in August 2011. Future annual minimum lease payments related to its various operating leases are included in the table above. Rent expense was approximately $973,000 in 2007.

Supplemental Information

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Net capital	
Total stockholder's equity, from Statement of Financial Condition	$ 32,359,226
Nonallowable assets	
Accounts receivable	2,940,958
Equipment and fixtures, net	532,096
Receivable from affiliated companies	3,943,216
Prepaid expenses and other assets	1,229,131
Petty cash	1,600
Total nonallowable assets	8,647,001
Net capital before haircut on securities owned and blockage deductions	23,712,225
Discounts on securities owned	5,114,210
Blockage deductions	750,236
Net capital	17,847,779
Computation of basic net capital requirement	
Net capital requirement	1,428,882
Net capital in excess of requirement	$ 16,418,897
Aggregate indebtedness:	
Accounts payable	$ 527,049
Commissions and bonus payable	17,122,683
Accrued expenses	3,124,894
Due to clearing and other brokers	6,865
Capital lease obligations	380,205
Payable to affiliated companies	271,541
Total aggregate indebtedness	$ 21,433,237
Ratio of aggregate indebtedness to net capital	1.20 to 1

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2007 Part IIA FOCUS filing.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of MCF Corporation)

Information Relating to Possession or Control Requirements for Brokers-Dealers Under SEC Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report of
Independent Registered Public Accounting Firm
on Internal Control

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Merriman Curhan Ford & Co.

In planning and performing our audit of the financial statements of Merriman Curhan Ford & Co. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities safeguarding securities that we consider to be material weaknesses as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 11, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2008

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